SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

December 21, 2007

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published December 20 and 21, 2007.

Best regards,

Skanska AB

Marianne Bergström

SUPPL

Published	Item	Document name	Required by
December 20, 2007	Press Release	Skanska selling ongoing office Project in Budapest	law and by the listing agreement with Stockholm Stock Exchange
December 21, 2007	Press Release	Skanska starts second phase of Grunwaldzki Center office project in Wroclaw	law and by the listing agreement with Stockholm Stock Exchange
December 21, 2007	Press Release	Skanska to continue expanding shopping center in Tallinn for SEK 305 M	law and by the listing agreement with Stockholm Stock Exchange
December 21, 2007	Press Release	Skanska to build tunnels for Northern Link in Stockholm For SEK 412 M	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

December 20, 2007
08:45 am CET

Skanska selling ongoing office project in Budapest

Skanska is selling the Nepliget Center office project in Budapest for EUR 72.2 M, about SEK 670 M. The buyer is an international real estate fund that will takeover the property in pace with its completion.

Only a small portion of the project is leased out. Skanska is responsible for leasing of the project for two years after completion. The final development gain depends to a great extent on the success of the leasing activity.

The project comprises a total of 26,000 square meters being constructed in three phases. These will be completed and leased successively during 2008 and 2009.

Skanska Commercial Development Europe initiates and develops office and logistics property projects. Operations are focused on the metropolitan areas in the Czech Republic, Hungary and Poland.

Skanska Commercial Development Europe is divided into three regional companies: Skanska Property Czech Republic, Skanska Property Hungary and Skanska Property Poland.

For further information please contact:

Lars Vardheim, President, Skanska Commercial Development Europe,
tel +46 31 771 11 01 or +46 734 10 11 33
Peter Gimbe, Group Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

SKANSKA

Press Release

December 21, 2007
08:30 am CET

Skanska starts second phase of Grunwaldzki Center office project in Wroclaw

Skanska is now developing and constructing the second phase of Grunwaldzki Center, an office project in the center of Wroclaw in southern Poland.

The project will comprise a total of about 27,000 square meters of leasable floor space, of which approximately 16,000 square meters in the second stage. The total investment for the second stage amounts to EUR 36.2 M, about SEK 335 M.

Earlier this year, the first stage of the project was started, which is scheduled to be completed in the second quarter of 2008. The predominant tenants are Credit Suisse and Amrest. The stage starting now is expected to be completed during the first quarter of 2009. Similar to other Skanska projects, the buildings are being developed with a focus on energy efficient solutions to achieve environmental and cost benefits in the operation phase.

"Interest in Grunwaldzki Center has been very high. We have already achieved a leasing level exceeding 50 percent. Therefore, we are optimistic about also starting the second stage," says Lars Vardheim, President of Skanska Commercial Development Europe.

Skanska Commercial Development Europe initiates and develops office and logistics property projects. Operations are focused on the metropolitan areas in the Czech Republic, Hungary and Poland.

Skanska Commercial Development Europe is divided into three regional companies: Skanska Property Czech Republic, Skanska Property Hungary and Skanska Property Poland

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For further information please contact:

Lars Vardheim, President, Skanska Commercial Development Europe,
tel +46 31 771 11 01 or +46 734 10 11 33
Peter Gimbe, Group Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

SKANSKA

Press Release

December 21, 2007
10:00 am CET

Skanska to continue expanding shopping center in Tallinn for SEK 305 M

Skanska has been contracted to continue the expanding and renovating of a shopping center in Tallinn, Estonia. The contract amounts to EUR 33 M, about SEK 305 M, which is being included in order bookings for the fourth quarter. The customer is Rocca al Mare Kaubanduskeskus AS, owned by the leading Finnish real estate company Citycon Oyj.

Currently, Skanska is constructing an extension of about 20,000 square meters to the existing Rocca al Mare shopping center and renovating some 2,000 square meters of old facilities under a previous contract. These works are scheduled to be completed in spring 2008. Subsequently, work will begin on new phases in accordance with a new contract.

The new contract includes a second extension of about 14,000 square meters and the refurbishment of about 33,000 square meters of the old facilities of the shopping center.

When Rocca al Mare is fully expanded in 2009, it will be one of Tallinn's largest shopping centers, with a gross area of 69,000 square meters and a total of 53,500 square meters of leasable floor space.

Skanska's operations in Finland cover construction services, residential and commercial project development and public-private partnerships. Construction services include building construction, building services, and civil and environmental construction. In Estonia Skanska's activities comprise construction services and residential development. The combined sales for Skanska's Finnish and Estonian operations in 2006 were SEK 8,4 billion and the company employed about 3,500 people.

For further information please contact:

Peter Gimbe, Group Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99
Merja Vuoripuro, Head of Communications, Skanska Finland,
tel +358 9 615 224 26

This and previous releases can also be found at *www.skanska.com*

Press Release

December 21, 2007
11:00 am CET

Skanska to build tunnels for Northern Link in Stockholm for SEK 412 M

Skanska has been contracted to construct two tunnels for the new Northern Link bypass in Stockholm. The contract amounts to SEK 412 M, which is being included in order bookings for the fourth quarter. The customer is the Swedish National Road Administration.

The project involves a one-kilometer section with two tunnels that will link the E4 expressway with the Norrtull intersection in Stockholm. Part of the section passes under the Karolinska Hospital and Eugenia Tunnel. The project involves a total of 600 meters of rock tunnel and 230 meter so concrete tunnel, with related roads and groundwork.

Preparatory work has started at the site. The project is to be completed in five years.

The Northern Link, which will be five kilometers long, is one of Sweden's largest road projects. It stretches between Norrtull and Värtan on the north side of the city, with connections to the Roslagsvägen thoroughfare at Stockholm University. The Northern Link is intended to improve traffic flow and environment in the area through reducing the noise level and nitrous oxide amounts.

Skanska Sweden focuses on construction of residential, public and commercial premises as well as the infrastructure throughout Sweden. The business unit has about 11,000 employees and reported revenues in 2006 of about SEK 24 billion. In Sweden, Skanska is also active in the development of residential and commercial properties

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For further information please contact:

Kenneth Nilsson, Executive Vice President, Skanska Sweden,
tel +46 8 504 350 52
Peter Gimbe, Group Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled SEK 126 billion.

END